SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

                            JNLNY Separate Account IV

Address of Principal Business Office:

                            2900 Westchester Avenue, Purchase, New York 10577

Telephone Number (including area code):

                            (914)312-3200

Name and address of agent for service of process:

                            Thomas J. Meyer, Esq.
                            1 Corporate Way
                            Lansing, Michigan  48951

Check appropriate box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes                        No:       X

Items 1 & 2. JNLNY Separate Account IV (the "Separate Account") was organized under the insurance laws of the State of New York on November 10, 1998.

Item 3. The Separate Account is a segregated asset account of Jackson National Life Insurance Company of New York.

Item 4. It will be registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Item 5. a. Not applicable.
        b. Not applicable.

Item 6. Not applicable.

Item 7. Not applicable.

Item 8. a. Jackson National Life Insurance Company of New York, 2900 Westchester
           Avenue, Purchase, New York 10577, is the sponsor/depositor of the Separate Account

        b. Officers and Directors of the Sponsor:

Jonathan Bloomer                            Director
Donald B. Henderson                         Director
Henry J. Jacoby                             Director
Donald T. DeCarlo                           Director
David L. Porteous                           Director
Jay A. Elliott                              Senior Vice President - Divisional Director and Director
James Golembiewski                          Vice President, Senior Counsel, Assistant Secretary and Director
Robert M. Tucker                            Vice President - Technical Support and Director
Clark P. Manning                            President & Chief Executive Officer
Richard Ash                                 Appointed Actuary
                                            Vice President Actuarial
Andrew B. Hopping                           Chairman of the Board, Executive Vice President & Chief Financial Officer and Director
Brad Powell                                 President  - IMG
Thomas J. Meyer                             Senior Vice President, General Counsel & Secretary
J. George Napoles                           Senior Vice President & Chief Information Officer
Scott L. Stolz                              Senior Vice President - Administration
John B. Banez                               Vice President - Systems and Programming
Marianne Clone                              Vice President - Customer Service Center
Gerald W. Decius                            Vice President - Systems Model Office
Lisa C. Drake, FSA, MAAA                    Vice President & Actuary
James D.Garrison                            Vice President - Tax
Joseph D. Emanuel                           Vice President - Associate General Counsel and Assistant Secretary
Robert A. Fritts, CPA                       Vice President & Controller - Financial Operations
Rhonda K. Grant                             Vice President - Government Relations
Stephen A. Hrapkiewicz, Jr.                 Vice President - Human Resources
Cheryl L. Johns                             Vice President - Life Division
Timo P. Kokko                               Vice President - Support Services
Everett W. Kunzelman                        Vice President - Underwriting
Keith R. Moore                              Vice President - Technology
P. Chad Myers                               Vice President - Asset Liability Management

Mark D. Nerud                               Vice President - Financial Reporting
James B. Quinn                              Vice President - Broker Management
Connie J. (Dalton) Van Doorn                Vice President - Variable Annuity Administration
James P. Binder, CPA                        Assistant Vice President - Internal Audit
Joseph Mark Clark                           Assistant Vice President - Policy Administration
Scott Coomes                                Assistant Vice President - Illustrations
Patrick W. Garcy                            Assistant Vice President & Associate General Counsel
Larry D. Gardner                            Assistant Vice President - Compliance
John A. Gorgenson                           Assistant Vice President - Compensation and Benefits
Thomas J. Hruska, FSA, MAAA                 Assistant Vice President - Operations Management
Roger G. Hutchinson                         Assistant Vice President - Investment  Accounting
Mary K. Kator                               Assistant Vice President & Associate General Counsel
Andre Michaud, M.D.                         Assistant Vice President & Medical Director
Russell E. Peck                             Assistant Vice President - Financial Operations
Michael Rodocker                            Assistant Vice President - Corporate Finance
Chris Shiemke                               Assistant Vice President - Actuarial
David I. Slater                             Assistant Vice President
Gary L. Stone                               Assistant Vice President - Human Resources
Maureen McFadden-Cunningham                 Assistant Vice President - Client Services


     o The business address of each officer and director is 1 Corporate Way, Lansing, Michigan 48951

     c.   The Separate Account does not currently have a Custodian.

Item 9.a. The Separate Account is not currently issuing securities.

Item 9.b. Not applicable.

Item 9.c. The Separate Account proposes to make a public offering of its securities upon effectiveness of its registration statement on Form S-6 under the Securities Act of 1933.

Item 9.d. The Separate Account does not have any securities currently outstanding.

Item 9.e. Not applicable.

Item 10. The Separate Account does not currently have any assets.

Item 11. The Separate Account will not operate as a small business investment company.

Item 12. Not applicable.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf, in the City of Lansing, and the State of Michigan, on the 8th day of August, 2001.

(seal)  Signature:           JNLNY Separate Account IV
                             (Name of Registrant)
                         By: Jackson National Life Insurance Company of New York
                             (Name of sponsor)

                         By: /s/ Andrew B. Hopping_____________________________
                             Andrew B. Hopping

                             Executive Vice President, Chief Financial Officer and Director


Attest:  /s/ Thomas J. Meyer_____________________________
         Thomas J. Meyer
         Senior Vice President, Secretary and General Counsel

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